

August 11, 2011

Via E-mail
Mr. Edward Karpowicz
Principal Financial Officer
Proshares Trust II c/o ProShare Capital Management LLC
7501 Wisconsin Avenue, Suite 1000
Bethesda, Maryland 20814

> **Re: Proshares Trust II**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-34200**

Dear Mr. Karpowicz:

We have reviewed your first response letter filed July 13, 2011 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note your response to prior comment 2. We are unable to concur that it is apparent that the audit opinion included within your filing addresses the trust and each series individually.

Quarterly Report for the Three Months Ended June 30, 2011

2.   We were not able to locate your financial statements in interactive data format using Extensible Business Reporting Language or XBRL. Please advise.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief